UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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02038132

RECD S.E.C.
MAY 29 2002
1088

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 5-29-02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-2209
~~333-74208~~
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
MAY 31 2002
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, May 29, 2002.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Alan S. McKenney
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, ______, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

Yield Table

WELLS FARGO 2002-9
• Settle as of 05/30/02

Bond Summary - Class A2			
Fixed Coupon:	6.250		
Orig Bal:	20,000,000		
Factor:	1.0000000		
Factor Date:	05/25/02	Next Pmt:	06/25/02
Delay:	24	Cusip:	T1

	8.00 CPR		10.00 CPR		12.00 CPR		15.00 CPR		20.00 CPR		25.00 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
101-08	6.02360	5.39174	5.65605	2.45714	5.36299	1.71433	5.12422	1.37616	4.40489	0.86350	3.78247	0.65369
Average Life	7.55404		2.81808		1.88766		1.48966		0.90900		0.67983	
First Pay	06/25/02		06/25/02		06/25/02		06/25/02		06/25/02		06/25/02	
Last Pay	07/25/18		11/25/08		06/25/06		08/25/05		03/25/04		10/25/03	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.9244	3.1773	3.6137	4.0244	4.4260	4.7172	5.1106	5.6250
Coupon		3.3750			4.3750		4.8750	5.3750

Yield Table

WELLS FARGO 2002-9
Settle as of 05/30/02

Bond Summary - Class A4			
Fixed Coupon:	6.250		
Orig Bal:	29,757,000		
Factor:	1.0000000		
Factor Date:	05/25/02	Next Pmt:	06/25/02
Delay:	24	Cusip:	TI

	175.00 PSA		225.00 PSA		300.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
98-04	6.47961	9.91037	6.50773	8.32865	6.58339	5.82606	6.66762	4.36494	6.73043	3.67696	6.78563	3.22945
Average Life	16.47641		12.48389		7.57073		5.29850		4.33673		3.74199	
First Pay	11/25/15		11/25/11		11/25/08		03/25/07		05/25/06		11/25/05	
Last Pay	09/25/21		04/25/18		01/25/12		04/25/08		01/25/07		05/25/06	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.9244	3.1773	3.6137	4.0244	4.4260	4.7172	5.1106	5.6250
Coupon		3.3750			4.3750		4.8750	5.3750